January 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:		Edwin Kim
Jan Woo

	Re:	Infobird Co., Ltd
Registration Statement on Form F-1 Filed December 9, 2020
File No. 333-251234

Ladies and Gentlemen:

Infobird Co., Ltd (the “Company” or “we”), hereby provides the following information in response to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter to the Company dated December 23, 2020 (the “Comment Letter”). The Company’s responses are preceded by a reproduction of the corresponding Staff comments in bold as set forth in the Comment Letter.

If the Staff would like hard copies of the Amendment to the Registration Statement on Form F-1 (the “Registration Statement”) as filed with the Commission on the date hereof, marked against the Registration Statement on Form F-1 as filed with the Commission on December 9, 2020, please so advise and we would be happy to provide such copies. All page number references contained in the Company’s responses below correspond to the page numbers in the Registration Statement. Any capitalized terms used herein but not defined herein shall have the meanings given to them in the Registration Statement.

Registration Statement on Form F-1

Prospectus Summary, page 1

1.	Please revise to describe the changes with your relationship with your largest customer, China Guangfa Bank. Please clarify in your summary that your services agreement for customized cloud-based services expired on June 30, 2020 and you have been operating under an “oral arrangement” since then. Further, your telecommunication services agreement with China Guangfa Bank will expire on December 31, 2020. Please describe how the oral arrangement differs from your written contractual relationship prior to June 30, 2020 and whether you derive material amounts of revenue from the soon-to-be expiring telecommunications services agreement with China Guangfa Bank. Please also explain how China Guangfa Bank is changing its internal telemarking strategy and how that affects the services you provide to this customer.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6, 10, 48, 49, 51, 58, 63, and 68 of the Registration Statement accordingly.

China Guangfa Bank has not renewed the services agreement for customized cloud-based services that expired on June 30, 2020. The Company was operating under oral arrangements to complete ongoing projects under such agreement. The Company and China Guangfa Bank are currently not operating under such agreement. China Guangfa Bank also has not renewed the telecommunications services agreement that expired on December 31, 2020, and the Company and China Guangfa Bank are currently not operating under such agreement. The Company does not derive material amounts of revenue from the expired telecommunications services agreement with China Guangfa Bank.

The Company is negotiating with China Guangfa Bank to provide new products and services to China Guangfa Bank. Currently, China Guangfa Bank’s internal telemarketing strategy is to increase its internal IT capabilities. Therefore, China Guangfa Bank no longer procures such services from a third-party provider, including the Company, which affects the services the Company provides to China Guangfa Bank. Due to the Company’s long-lasting relationship with China Guangfa Bank, it has been actively communicating with China Guangfa Bank to explore cooperative opportunities involving its standard cloud-based services in other business lines.

It is currently preliminarily anticipated that China Guangfa Bank will account for less than 5%, approximately 30% and approximately 5% of the Company’s total revenues for the second half of the 2020 fiscal year, the full 2020 fiscal year and the full 2021 fiscal year, respectively. As previously disclosed on pages 48 and 51 of the Registration Statement on Form F-1 as filed with the Commission on December 9, 2020, and in the Registration Statement, in 2021 and beyond, the Company expects its revenues will not be largely solely driven from a single major customer and that its standard cloud-based services will constitute the major portion of its 2021 revenue as compared to customized cloud-based services.

In the second half of the 2020 fiscal year, the Company retained its client base and actively enhanced its sales and marketing by increasing its team size and marketing efforts in China. The Company has also been expanding its client base with its cloud-based call center and its intelligent AI-powered products and has obtained some new large contracts. The new clients are primarily in the internet, BPO and telecommunications industries. The Company has also been engaging with clients in the finance, healthcare, retail, and consumer products industries and has entered into contracts with several of these clients. The Company believes these new contracts will increase its revenue for the 2021 fiscal year while diversifying its client base.

Corporate History and Structure, page 43

2.	We note that you have filed your VIE agreements as exhibits related to your VIE entity, Infobird Beijing. Please revise to describe the management structure and officers and directors of Infobird Beijing.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 43 of the Registration Statement accordingly.

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If you have any questions or comments concerning these responses, please do not hesitate to contact me by telephone at 86-010-52411819 or by e-mail at wuym@infobird.com or the Company’s counsel by telephone at 305-539-3306 or by e-mail at clayton.parker@klgates.com.

Sincerely,

/s/ Yimin Wu
Yimin Wu, Chief Executive Officer and Chairman of the Board of Directors

cc:

Clayton E. Parker, Esq., K&L Gates LLP

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